

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2024

Aidy Chou
Chief Executive Officer
Armlogi Holding Corp.
20301 East Walnut Drive North
Walnut, CA 91789

      Re: Armlogi Holding Corp.
           Registration Statement on Form S-1
           Filed December 18, 2024
           File No. 333-283878

Dear Aidy Chou:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja Majmudar at 202-551-3844 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc: Ying Li